FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of May 2011

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Fourth quarter, year ended March 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 10, 2011	By:	/s/ Junko Nakagawa
Junko Nakagawa
Executive Managing Director

Consolidated Results of Operations (US GAAP)

Fourth quarter, year ended March 2011

Nomura Holdings, Inc. April 2011

This document is produced by Nomura Holdings, Inc. (“Nomura”) . Copyright 2011 Nomura Holdings, Inc. All rights reserved. Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

The consolidated financial information in this document is unaudited.

Outline

Presentation

Full year highlights (p. 5)

Executive summary (p. 6)

Overview of results (p. 7)

Breakdown of net revenue (p. 8)

Retail (p. 9-10)

Asset Management (p. 11-12)

Wholesale (p. 13-17)

Non-interest expenses (p. 18)

Robust financial position (p. 19)

Financial Supplement

Consolidated balance sheet (p. 21)

Value at risk (p. 22)

Consolidated financial highlights (p. 23)

Consolidated income (p. 24)

Main revenue items (p. 25)

Adjustment of consolidated results and segment results: Income (loss) before income taxes (p. 26)

Segment “Others” (p. 27)

Retail related data (p. 28-32)

Asset Management related data (p. 33-34)

Wholesale related data (p. 35-36)

Number of employees (p. 37)

3

Our thoughts and prayers are with the victims of Japan’s recent earthquake and tsunami

Full year highlights

Eighth consecutive profitable quarter

All business divisions profitable

Retail performance helped drive firmwide pretax income

Asset Management reported YoY gains in both net revenue and pretax income

Wholesale earnings improved each quarter from a low in 1Q, but full year net revenue and pretax income declined YoY

Continued investment coupled with stringent cost control

Executive summary

Highlights

FY2010/11 4Q

- Net revenue of Y299.4bn (+1% QoQ); Income before income taxes of Y37.4bn (+35% QoQ); Net income[1] of Y11.9bn (-11% QoQ)
- Retail net revenue of Y96.2bn (-1% QoQ); Income before income taxes of Y17.7bn (-23% QoQ).
- Asset Management net revenue of Y21.9bn (+2% QoQ); Income before income taxes of Y7.9bn (+14% QoQ).
  - Assets under management rose on inflows into investment trusts and an increase in investment advisory mandates.
- Wholesale net revenue of Y186.3bn (+8% QoQ); Income before income taxes of Y29.4bn (+173% QoQ).
  - Robust performance in Global markets. Maintained market making activities and liquidity provision in the wake of the earthquake in Japan.
  - In Investment Banking, in addition to revenue from ECM and pull-through revenue from cross-border M&A transactions, private equity related investments also contributed to revenue.

FY2010/11 Full year

- Full year net revenue of Y1,130.7bn (-2% YoY); Income before income taxes of Y93.3bn (-11% YoY); Net income[1] of Y28.7bn (-58% YoY).
- Net revenue and income before income taxes increased each quarter; All business segments profitable on pretax basis.
- Retail's focus on providing consulting services throughout the year helped drive firmwide earnings.
- In Asset Management, assets under management increased on continued inflows, backed by solid management performance.
- Established Wholesale division to ensure closer collaboration between business lines.
  - Global Markets: Investments in US and Asia contributing to revenues.
  - Investment Banking: Diversification of revenues, improved product mix.
- Invested in international franchise while keeping compensation and benefits below the prior year.

Net revenue and income before income taxes



(billions of yen)
Net revenue (lhs)
Income before income taxes (rhs)
300.0
250.0
200.0
150.0
100.0
50.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
259.8
275.6
295.9
299.4
6.5
21.6
27.8
37.4
FY2010/11
1Q
2Q
3Q
4Q

(1) Net income attributable to Nomura Holdings shareholders.

6

Overview of results

Fourth quarter

FY2010/114Q QoQ (%) YoY(%)

Net revenue Y299.4bn + 1% + 8%

Non-interest expenses Y262.0bn -2% + 5%

Income before income taxes Y37.4bn + 35% + 31%

Net income1 Y11.9bn -11% -35%

ROE 2 2.3%

Full year

FY2010/11 Full year YoY(%)

Y1,130.7bn -2%

Y1,037.4bn -1%

Y93.3bn -11%

Y28.7bn -58%

1.4%

(1) Net income attributable to Nomura Holdings shareholders.

(2) Calculated using annualized net income for each period.

Breakdown of net revenue

Fourth quarter

FY2010/11 4Q QoQ (%) YoY (%)

Retail Y96.2bn -1% +1%

Asset Management Y21.9bn +2% +22%

Wholesale Y186.3bn +8% +11%

Segment total Y304.5bn +5% +8%

Other1(Y2.1bn) - -

Unrealized gain (loss) on investments in equity securities held for operating purposes (Y3.0bn) - -

Net revenue Y299.4bn +1% +8%

Full year

FY2010/11 Full year YoY (%)

Y392.4bn +1%

Y80.7bn +15%

Y630.5bn -20%

Y1,103.7bn -12%

Y43.9bn -

(Y16.9bn) -

Y1,130.7bn -2%

Net revenue by region

Full year

Non-Japan, 42%

Non-Japan, 41%

4Q

Japan, 59%

Japan, 58%

(1) 4Q “Other” includes fair value gain on own debt of Y13.4bn.

NOMURA

Retail

Net revenue and income before income taxes

(billions of yen)

	Full year		Quarter				
	FY09/10	FY10/11	FY09/10	FY2010/11			
			4Q	1Q	2Q	3Q	4Q
Net revenue	388.3	**392.4**	95.5	111.0	87.8	97.5	**96.2**
Non-interest expenses	274.9	**291.2**	71.5	73.2	65.0	74.5	**78.6**
Income before income taxes	113.4	**101.2**	24.0	37.7	22.8	23.0	**17.7**

Client assets

Key performance indicator
(trillions of yen)


73.5
68.4
68.1
72.3
70.6
FY09/10
FY2010/11
4Q
1Q
2Q
3Q
4Q

Key points

4Q highlights

- Net revenue: Y96.2bn (-1% QoQ, +1% YoY)
- Income before income taxes: Y17.7bn (-23% QoQ, -26% YoY)

- Sales of stocks at highest level in eight quarters.
- Client assets declined by Y1.7trn from prior quarter due to market factors.

- Client franchise
  - Retail client assets Y70.6trn
  - Accounts with balance 4.94m
  - Net asset inflow Y72.3bn

- Sales of main investment trusts
  - Nomura US High Yield Bond Fund Y204.3bn
  - Nomura DB High Dividend Infrastructure Stock Fund Y180.1bn
  - Nomura Japan Brand Stock Investment Fund Y105.7bn
  - Nomura Global CB Fund Y103.2bn

- Other sales (4Q total)
  - IPOs and public offerings Y200.9bn
  - Foreign bond sales Y388.2bn

Full year highlights

- Continued focus on consulting services helped drive firmwide earnings.
- Steady growth of client franchise with net client asset inflows of Y4trn.
- Average monthly sales of over Y1trn for second straight year.

9

Retail: Consulting based approach

Total sales

Winning client satisfaction by maintaining close contact and responding accurately to individual needs

(billions of yen)

Stocks Bonds Investment Trusts Others

4,000 3,000 2,000 1,000 0

FY09/10 FY2010/11

4Q 1Q 2Q 3Q 4Q

Stocks

(billions of yen)

1,600 1,400 1,200 1,000 800 600 400 200 0

1,076 1,170 846 1,114 1,397

FY09/10 FY2010/11

4Q 1Q 2Q 3Q 4Q

Total Stocks sales up 10% QoQ

– Fund inflows from primary deals such as public offering by Resona Holdings.

– Sales of stocks up 25% QoQ.

Bonds

– Sales of foreign bonds increased 18% QoQ, driven mainly by primary deals.

Investment trusts

– Robust sales of high yield related products and other funds offering monthly distributions.

– Strong demand for equity related products such as Nomura DB High Dividend Infrastructure Stock Fund and Nomura Japan Brand Stock Investment Fund

Foreign bonds

(billions of yen)

500 400 300 200 100 0

323.9 411.0 437.6 328.7 388.2

FY09/10 FY2010/11

4Q 1Q 2Q 3Q 4Q

NOMURA

Asset Management

Net revenue and income before income taxes

(billions of yen)

	Full year		Quarter				
	FY09/10	FY10/11	FY09/10	FY2010/11			
			4Q	1Q	2Q	3Q	4Q
Net revenue	70.4	**80.7**	18.0	18.1	19.3	21.4	**21.9**
Non-interest expenses	51.8	**55.7**	13.1	13.2	14.1	14.4	**14.0**
Income before income taxes	18.6	**25.1**	4.9	4.9	5.2	7.0	**7.9**

Assets under management

Key performance indicator
(trillions of yen)



23.4
22.2
23.3
24.1
24.7
FY2009/10
FY2010/11
4Q
1Q
2Q
3Q
4Q

Key points

4Q highlights

- Net revenue: Y21.9bn (+2% QoQ, +22% YoY)
- Income before income taxes: Y7.9bn (+14% QoQ, +62% YoY)
- Assets under management increased by Y600bn from the end of December to Y24.7trn as of the end of March. Net revenue and income before income taxes both increased QoQ.
- Inflows into public stock investment trusts (excluding ETFs) totaled Y340bn, primarily from multi-currency funds and funds that invest in Japanese stocks.
- In the investment advisory business, we won more mandates from domestic pension funds and government institutions in EMEA and AEJ, mainly for Japanese and Asian equities and global bonds.
- Established joint venture, LIC NOMURA Mutual Fund Asset Management Company (LIC NOMURA MF), marking our full-scale entry into the mutual fund business in India.

Full year

- Good performance across asset classes including Japanese and Asian equities and global bonds.
- Assets under management increased on continued inflows into investment trusts and an increase in investment advisory mandates, mainly from international clients.

11

Asset Management: Steady growth in market share

Continued inflows into investment trusts, increased market share for publicly offered funds

Net inflow in public stock investment trusts (excl. ETFs)1

(billions of yen)

600 555 438 400 400 344 200 0 -200 -176

FY09/10 FY10/11

4Q 1Q 2Q 3Q 4Q

Joint venture in India

Established LIC NOMURA Mutual Fund

Joint venture with LIC,

Leveraging expertise of Asset Management division.

65% 35%

Share of Japan public investment trust market1,2

24.0% 22.0% 21.7% 21.8% 21.2% 20.7% 20.3% 20.0% 18.0%

Mar-10 Jun-10 Sep-10 Dec-10 Mar-11

Awards

Won Lipper Fund Awards Japan 2011 largest Best Fund (5 Year) life insurer

US NASDAQ Open Course A

Best Fund (3 Year)

Seven funds including Asia Open won awards

R&I Fund Award 2011

First Prize

Global Equity Fund: Nomura Pictet Premium Brand Fund Course B Japanese REIT Fund: J-REIT Open

Second Prize

Japanese Bond: Nomura CMT Fund Global Bond: Global Strategy Bond

(1) Nomura Asset Management only.

(2) Source: Nomura, based on data from The Investment Trusts Association, Japan.

NOMURA

Wholesale

Net revenue and income (loss) before income taxes

(billions of yen)	Full year		Quarter				
	FY09/10	FY10/11	FY09/10	FY2010/11			
			4Q	1Q	2Q	3Q	4Q
Net revenue	789.5	**630.5**	168.4	108.6	163.4	172.2	**186.3**
Non-interest expenses	614.3	**623.8**	133.2	149.8	155.8	161.4	**156.9**
Income (loss) before income taxes	175.2	**6.7**	35.2	-41.1	7.6	10.8	**29.4**

Net revenue by region



(billions of yen)
200.0
150.0
100.0
50.0
0.0
29.7
28.7
55.7
54.4
10.5
25.2
36.2
36.7
21.7
35.3
55.5
50.9
20.6
40.3
52.5
58.8
18.8
38.9
57.8
70.8
AEJ
Americas
EMEA
Japan
FY2009/10
FY2010/11
4Q
1Q
2Q
3Q
4Q

Key points

4Q highlights

- Net revenue: Y186.3bn (+8% QoQ, +11% YoY)
- Income before income taxes: Y29.4bn (+173% QoQ, -16% YoY)

Full year highlights

Global Markets

- Despite challenging market conditions including sovereign debt crisis, Global Markets delivered a robust performance in FY10/11 on the back of an expanded client franchise and diversified revenue streams.
- Client franchise continued to strengthen throughout the year, driven by further momentum in onboarding with 23% YoY (60% for Americas) increase in onboarded clients
- Americas platform on upward growth trajectory, contributing 26% of revenues for the fiscal year leveraging a significant rise in client activity across Equities and Fixed Income.
- Enhanced research platform in AEJ contributed to increases in Equities revenues. FX and Rates products contributed to Fixed Income business growth in local markets.

Investment Banking

- Significant number of mandates on large international deals on a full year basis; revenues from M&A and acquisition/leveraged finance continued to grow. Broader product capabilities, momentum in multi-product deals and enhanced regional coverage combined to further diversify product mix.
- Maintained number one position in league tables[1] for the full fiscal year, increasing market share in Japan-related ECM to 44.3% and Japan M&A to 51.7% (35.1% and 37.0% respectively in FY2009/10), and in DCM retained number one position in corporate debt league table[2] with market share of 23.8%.

1. Source: Thomson Reuters (Apr. 2010 – Mar. 2011), Japan M&A excludes real estate deals.
2. Source: Thomson DealWatch (Apr. 2010 – Mar. 2011), corporate debt includes self-led issues.

13

Wholesale: Global Markets

Net revenue and income (loss) before income taxes

(billions of yen)	Full year		Quarter				
	FY09/10	FY10/11	FY09/10	FY2010/11			
			4Q	1Q	2Q	3Q	4Q
Fixed Income	308.0	**259.8**	55.6	41.0	77.8	71.7	**69.4**
Equities	352.8	**227.3**	76.5	46.3	55.2	61.5	**64.3**
Others	-2.4	**31.6**	0.9	9.2	11.4	7.8	**3.3**
Net revenue	658.4	**518.8**	133.0	96.4	144.4	141.0	**137.0**
Non-interest expenses	486.4	**499.3**	103.0	122.8	123.2	127.8	**125.5**
Income (loss) before income taxes	172.0	**19.5**	30.0	-26.3	21.1	13.2	**11.5**

Client revenues

Key performance indicator (Indexed, FY2009/10 1Q = 100)



100
117
123
145
155
144
163
169
FY2009/10
FY2010/11
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q

Key points

4Q highlights

- Net revenue: Y137.0bn (-3% QoQ, +3% YoY)
- Income before income taxes: Y11.5bn (-13% QoQ, -62% YoY)

Fixed Income

- Posted a firm quarter despite impact from elevated market volatility and sharp fall in liquidity, especially in Japan towards the end of the quarter.
  - Steady recovery in Rates continued through 4Q. However, full production dragged down slightly following the earthquake in Japan.
  - 10% QoQ and 55% YoY growth in OTC Derivatives trade volume.
  - Americas client franchise continued to strengthen, delivering QoQ client revenue growth in 4Q.

Equities

- Difficult market conditions continued as market volumes continue to be depressed. Continued to expand client franchise.
  - Large deals such as Resona Holdings (Japan, PO), Atlantia/Nordea Bank/Legrand (Europe, ABB) contributed to increase in revenues and helped raise Nomura's global presence.
  - Derivatives revenue increased (Japan, AEJ) due to robust client flows and diligent position management.
  - Continue to provide liquidity for clients as market volume increased and volatility spiked after the earthquake in Japan, resulting in higher market share.

14

Global Markets: Revenues increasingly diversified

Fixed Income

Revenue product composition

Sec. Others

Prod

FX

Rates

Credit

FY2009/10

Others

Sec. Prod

Rates

FX

Credit

FY2010/11

Diversified revenue mix with up to 69% of revenue generated outside Japan (FY2010/11); FX and Securitized Products revenue contribution of 31% vs. 17% in FY09/10.

Robust risk management through a challenging market environment, maintaining discipline and control on positions in our portfolio.

Four-fold increase in revenues in first full year of production in Americas; Significant scale-up in Securitized Products and Rates businesses; Gaining market share.

Equities

Revenues from Asia Execution Services1 increased significantly

+53%

FY2009/10 FY2010/11

Revenue by region2

AEJ

Japan

Americas

EMEA

FY2010/11

Revenue from Asia increased in FY2010/11

FY2009/10: Continuous investment in Asia

Built out research and execution platforms: #2 in 2010 Institutional Investor ranking

FY2010/11~: Monetization in Asia

Enhanced revenue in Executions Services Increased client activity in program trading, etc. Broader client flows Execution of large deals

1. Execution Services includes cash, program and electronic trading.

2. Excludes Instinet.

NOMURA

Wholesale: Investment Banking

Net revenue and income (loss) before income taxes

(billions of yen)	Full year		Quarter				
	FY09/10	FY10/11	FY09/10	FY2010/11			
			4Q	1Q	2Q	3Q	4Q
Investment Banking (gross)[1]	196.1	**185.0**	43.3	29.0	39.7	61.9	**54.4**
Allocation to other divisions	77.2	**82.6**	15.4	13.2	18.7	25.6	**25.1**
Investment Banking (net)	118.9	**102.4**	27.8	15.8	21.1	36.2	**29.3**
Other	12.2	**9.4**	7.6	-3.6	-2.0	-5.1	**20.1**
Net revenue	131.1	**111.7**	35.5	12.2	19.0	31.1	**49.4**
Non-interest expenses	127.9	**124.5**	30.2	27.0	32.5	33.5	**31.5**
Income (loss) before income taxes	3.2	**-12.8**	5.2	-14.8	-13.5	-2.4	**17.9**

League tables[2]

Key performance indicator

	Apr 2010 – Mar 2011	Apr 2009 – Mar 2010
Global ECM	#10	#9
Global M&A	#13	#19

(1) Gross revenues in Investment Banking excluding "Other".
(2) Source: Thomson Reuters (Apr. 2009 – Mar. 2010, Apr. 2010 – Mar. 2011)
(3) Source: Dealogic (Jan. – Mar. 2011).
(4) Shanghai Automotive Industry Corporation
(5) Financial sponsors (investment funds excluding REITs and hedge funds).

Key points

4Q highlights

- Gross revenue[1]: Y54.4n (-12% QoQ, +26% YoY)
- Income before income taxes: Y17.9bn, returned to profitability in 4Q
- Japan
  - ECM deals including international offerings such as global offering by Resona Holdings and international offering by Shinsei Bank.
  - Revenue contribution from several tender offers related to management buyouts and stock repurchases.
- EMEA
  - In ECM, bookran several large deals (#2 in EMEA ABB league table[3]).
  - In M&A advisory, booked revenue for large M&A deals that closed in Jan. – Mar. 2011 such as combination of International Power with GDF Suez's international energy business.
  - Derivatives and other solutions business also contributed to revenue.
- AEJ
  - Revenue contribution from M&A deals including Malayan Bank's acquisition of Kim Eng and closed transactions such as SAIC[4]'s acquisition of GM shares, and financing of Unitas Capital's acquisition of Hyva, the first bond-financed LBO by sponsors[5] in Asia.
  - In DCM, bookran several Samurai bonds.
  - Continued to develop business in markets with large revenue opportunities such as China. Bookrunner for Top Spring IPO.
- Americas
  - In addition to revenue from Prudential / AIG Star & AIG Edison deal which closed in 4Q, maximized pull-through revenue from M&A transactions such as financing of Rank Group's acquisition of UCI International.
  - Revenue contribution from sponsors[5]-related and solutions business.
- In Investment Banking (Other), posted gain on private equity related investments.

16

Investment Banking: Diverse revenues, improved product mix

Diversified revenue sources through disciplined expansion of product mix and coverage markets

Large

international deals

International Power /

GDF Suez (M&A)

£15.8bn

Santander / BZWBK (M&A) €4.1bn

M&A multi-product deals1

Permira / Findus Italy

€805m / €575m

Unitas Capital / Hyva

€525m / US$725m

High yield bonds

Central China Real Estate

US$300m

DJO

US$300m

US

Prudential / AIG Star & AIG

Edison (M&A)

US$4.8bn

Rank Group / UCI

(M&A + Finance)

US$980m / US$700m

ECM products

BBVA Rights Issue

€5.1bn

Nordea ABB

US$3bn

China

Chongqing Rural

Commercial Bank IPO

US$1.7bn

China Unicom CB

US$1.84bn

Japan

Otsuka HD IPO

JPY198.4bn

INPEX Follow-on

JPY542.2bn

(1) M&A deal size (left) + Financing deal size (right).

NOMURA

Non-interest expenses


Full year
Quarter
(billions of yen)
(billions of yen)
Other
Business development expenses
Occupancy and related depreciation
Information processing and communications
Commissions and floor brokerage
Compensation and benefits
1,000
800
600
400
200
0
300
200
100
0
772.6
852.2
1,092.9
1,045.6
1,037.4
249.3
253.4
254.0
268.1
262.0

	FY06/07	FY07/08	FY08/09	FY09/10	FY10/11	FY09/10	FY2010/11				QoQ
						4Q	1Q	2Q	3Q	4Q	
Compensation and benefits	345.9	366.8	491.6	526.2	**519.0**	115.3	122.1	126.7	143.1	**127.1**	**-11.2%**
Commissions and floor brokerage	50.8	90.2	73.7	86.1	**92.1**	21.5	23.7	21.4	24.0	**23.0**	**-4.1%**
Information processing and communications	110.0	135.0	155.0	175.6	**182.9**	47.6	44.3	46.7	44.2	**47.8**	**8.1%**
Occupancy and related depreciation	61.3	64.8	78.5	87.8	**87.8**	21.9	22.5	23.1	20.5	**21.7**	**6.0%**
Business development expenses	38.1	38.1	31.6	27.3	**30.2**	8.2	7.2	6.8	7.4	**8.8**	**18.3%**
Other	166.5	157.2	262.6	142.5	**125.4**	34.9	33.7	29.4	28.8	**33.5**	**16.4%**
Total	**772.6**	**852.2**	**1,092.9**	**1,045.6**	**1,037.4**	**249.3**	**253.4**	**254.0**	**268.1**	**262.0**	**-2.3%**

4Q highlights

Non-interest expenses: Y262.0bn (-2% QoQ).

- Compensation and benefits declined by 11% QoQ as a result of focus on pay for performance.
- Information processing and communications increased 8% QoQ due to infrastructure enhancement for business expansion.
- Business development expenses increased 18% QoQ due to higher advertising and promotional expenses.

Full year highlights

- Investment coupled with stringent cost control.
- Compensation ratio of 46%

18

Robust financial position

Capital ratio

Financial indicators

(Balance sheet related indicators)

Total assets Y36.7trn

Shareholders’ equityY2.1trn

Gross leverage 17.6x

Net leverage1 10.3x

Level 3 assets (net)2 Y0.7trn

Liquidity Y5.9trn

(billions of yen)

(Preliminary) Dec 31 Mar 31

Tier 1 1,963 1,915

Tier 2 652 651

Tier 3 267 143

Total capital 2,826 2,589

RWA 11,295 11,655

Tier 1 ratio 17.3% 16.4%

Tier 1 common ratio3 17.1% 16.4%

Total capital ratio 25.0% 22.2%

Leverage ratio

Gross leverage and net leverage1

(x) Gross leverage ratio Net leverage ratio

20.0 18.0 17.6 16.0 14.0 12.0 10.0 10.3 8.0 6.0

FY2010.3 FY2011.3 4Q 1Q 2Q 3Q 4Q

Level 3 assets2

Level 3 assets2 and net level 3 assets/Tier 1 capital

(billions of yen) Level 3 assets

Level 3 assets2

Net Level 3 Assets

Net Level 3 Assets / Tier 1 Capital

2,000 1,500 44% 46% 44% 43% 50% 37% 1,000 500 0 0% FY2010.3 FY2011.3 2Q 3Q 4Q 4Q 1Q

(1) Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings

(2) Preliminary (before review). Level 3 assets (net) is net basis after netting off derivative assets and liabilities.

(3) Tier 1 common ratio is defined as Tier 1 capital minus hybrid capital and minority interest divided by risk-weighted assets.

Financial Supplement

Consolidated balance sheet

Consolidated balance sheet

Mar. 31, Mar. 31, Increase

2010 2011(Decrease)

Assets

Cash and cash deposits 1,352 2,150 798

Loans and receivables 2,072 2,228 156

Collateralized agreements 12,467 15,156 2,689

Trading assets and

private equity investments1 14,700 15,242 542

Other assets 1,639 1,916 277

Total assets 32,230 36,693 4,463

(billions of yen)

Mar. 31, Mar. 31, Increase

2010 2011(Decrease)

Liabilities

Short-term borrowings 1,302 1,167(135)

Payables and deposits 1,528 2,104 575

Collateralized financing 11,216 13,686 2,470

Trading liabilities 8,357 8,689 332

Other liabilities 495 552 57

Long-term borrowings 7,199 8,403 1,204

Total liabilities 30,097 34,601 4,504

Equity

Total Nomura shareholders’ equity 2,127 2,083(44)

Noncontrolling interest 6 9 3

Total liabilities and shareholders’ equity 32,230 36,693 4,463

1. Including securities pledged as collateral.

Value at risk

Definition

- 99% confidence level (2.33 standard dev.)

- 1-day time horizon for outstanding portfolio

- Inter-product price fluctuations considered

From April 1, 2010 to March 31, 2011 (billions of yen)

- Maximum: 13.6

- Minimum: 6.0

- Average: 9.1

Mar. 31, Mar. 31, Mar. 31, Mar. 31, Jun. 30, Sep. 30, Dec. 31, Mar. 31,

(billions of yen)

2007 2008 2009 2010 2010 2010 2010 2011

Equity 4.7 4.2 3.8 2.6 2.0 2.2 2.1 1.8

Interest rate 3.7 4.7 6.7 4.4 4.2 4.6 4.4 4.1

Foreign exchange 1.4 8.0 8.7 10.5 7.6 6.7 5.1 4.5

Sub-total 9.8 16.9 19.2 17.5 13.8 13.4 11.5 10.4

Diversification benefit -3.6 -6.8 -7.5 -5.0 -4.4 -4.0 -4.1 -4.1

VaR 6.2 10.1 11.7 12.6 9.4 9.4 7.5 6.3

Consolidated financial highlights

Full year

(billions of yen)

400 200 0 -200 -400 -600 -800

8.3% 175.8 -67.8 -708.2 67.8 3.7% 28.7 1.4%

20% 10% 0%

FY2007.3 FY2008.3 FY2009.3 FY2010.3 FY2011.3

Net income (loss)

ROE (%)

Net revenue 1,091.1 787.3 312.6 1,150.8 1,130.7

Income (loss) before income taxes 318.5 -64.9 -780.3 105.2 93.3

Net income (loss) attributable to Nomura

175.8 -67.8 -708.2 67.8 28.7

Holdings, Inc. (“NHI”) shareholders

Total Nomura shareholders’ equity 2,185.9 1,988.1 1,539.4 2,126.9 2,082.8

ROE (%)1 8.3% - - 3.7% 1.4%

Basic-Net income (loss) attributable to NHI shareholders per share(yen) 92.25 -35.55 -364.69 21.68 7.90

Shareholders’ equity per share (yen) 1,146.23 1,042.60 590.99 579.70 578.40

Quarter

(billions of yen)

25 20 15 10 5 0

18.4 3.7% 13.4 11.9 1.4% 2.3 1.1 1.1% 0.4% 0.3%

5% 4% 3% 2% 1% 0%

FY2010.3 FY2011.3

4Q 1Q 2Q 3Q 4Q

277.9 259.8 275.6 295.9 299.4

28.6 6.5 21.6 27.8 37.4

18.4 2.3 1.1 13.4 11.9

2,126.9 2,101.8 2,051.6 2,061.5 2,082.8

3.7% 0.4% 0.3% 1.1% 1.4%

5.02 0.63 0.29 3.72 3.30

579.70 572.10 569.97 572.57 578.40

1 Quarterly ROE is calculated using annualized year-to-date net income.

NOMURA

Consolidated income

(billions of yen)	FY2007.3	FY2008.3	FY2009.3	FY2010.3	FY2011.3	FY2010.3	FY2011.3			
						4Q	1Q	2Q	3Q	4Q
Revenue										
Commissions	337.5	404.7	306.8	395.1	**405.5**	96.6	118.1	83.5	100.0	**103.8**
Fees from investment banking	99.3	85.1	55.0	121.3	**107.0**	31.4	20.4	24.9	34.0	**27.8**
Asset management and portfolio service fees	146.0	189.7	140.2	132.2	**143.9**	33.7	34.9	33.7	37.1	**38.3**
Net gain on trading	290.0	61.7	-128.3	417.4	**336.5**	81.3	60.0	103.0	104.9	**68.7**
Gain (loss) on private equity investments	47.6	76.5	-54.8	11.9	**19.3**	9.7	-0.9	-1.0	-2.4	**23.6**
Interest and dividends	981.3	796.5	331.4	235.3	**346.1**	55.9	75.8	70.0	106.9	**93.5**
Gain (loss) on investments in equity securities	-20.1	-48.7	-25.5	6.0	**-16.7**	2.4	-10.3	-5.7	2.1	**-2.8**
Private equity entities product sales	100.1	-	-	-	**-**	-	-	-	-	**-**
Other	67.4	28.2	39.9	37.5	**43.9**	5.2	16.3	12.0	3.4	**12.2**
Total revenue	2,049.1	1,593.7	664.5	1,356.8	**1,385.5**	316.1	314.0	320.4	386.0	**365.0**
Interest expense	958.0	806.5	351.9	205.9	**254.8**	38.2	54.2	44.8	90.2	**65.6**
Net revenue	1,091.1	787.3	312.6	1,150.8	**1,130.7**	277.9	259.8	275.6	295.9	**299.4**
Non-interest expenses	772.6	852.2	1,092.9	1,045.6	**1,037.4**	249.3	253.4	254.0	268.1	**262.0**
Income (loss) before income taxes	318.5	-64.9	-780.3	105.2	**93.3**	28.6	6.5	21.6	27.8	**37.4**
Net income (loss)	175.8	-67.8	-708.2	67.8	**28.7**	18.4	2.3	1.1	13.4	**11.9**

Note: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

24

Main revenue items

Commissions

Fees from Investment Banking

Asset Management and portfolio service fees

FY2010.3 FY2011.3

FY2007.3 FY2008.3 FY2009.3 FY2010.3 FY2011.3

(billions of yen) 4Q 1Q 2Q 3Q 4Q

Stock brokerage commissions (retail) 98.3 75.1 50.8 55.3 51.4 12.5 13.7 8.7 12.7 16.3

Stock brokerage commissions (other) 73.2 166.6 144.7 140.3 144.6 33.0 40.3 30.7 35.9 37.7

Other brokerage commissions 6.8 9.3 7.9 8.0 11.5 2.6 2.2 1.8 2.3 5.3

Commissions for distribution of investment trusts 120.5 121.2 75.9 165.9 166.4 41.5 55.7 36.1 39.8 34.8

Other 38.6 32.4 27.5 25.5 31.6 7.0 6.2 6.2 9.5 9.7

Total 337.5 404.7 306.8 395.1 405.5 96.6 118.1 83.5 100.0 103.8

Equity underwriting and distribution 56.6 32.1 13.2 74.9 49.8 19.6 8.1 10.1 21.8 9.8

Bond underwriting and distribution 15.3 13.4 11.9 16.6 26.3 3.5 6.0 8.7 4.8 6.8

M&A / financial advisory fees 26.7 37.8 26.7 29.2 27.1 8.2 6.2 5.7 6.8 8.4

Other 0.7 1.8 3.1 0.5 3.9 0.1 0.1 0.4 0.6 2.8

Total 99.3 85.1 55.0 121.3 107.0 31.4 20.4 24.9 34.0 27.8

Asset management fees 106.3 150.3 104.1 97.6 106.7 24.1 25.1 25.1 27.8 28.7

Administration fees 24.0 21.7 21.3 19.4 21.0 5.4 5.7 5.4 5.0 4.9

Custodial fees 15.7 17.7 14.7 15.3 16.3 4.1 4.0 3.2 4.3 4.7

Total 146.0 189.7 140.2 132.2 143.9 33.7 34.9 33.7 37.1 38.3

NOMURA

Adjustment of consolidated results and segment results: Income (loss) before income taxes

(billions of yen)	FY2007.3	FY2008.3	FY2009.3	FY2010.3	FY2011.3	FY2010.3	FY2011.3			
						4Q	1Q	2Q	3Q	4Q
Retail	160.9	122.3	18.2	113.4	101.2	24.0	37.7	22.8	23.0	**17.7**
Asset Management	39.4	34.0	7.4	18.6	25.1	4.9	4.9	5.2	7.0	**7.9**
Wholesale	156.0	-150.1	-717.3	175.2	6.7	35.2	-41.1	7.6	10.8	**29.4**
Three Business segments total	356.3	6.2	-691.7	307.1	133.0	64.1	1.5	35.6	40.8	**55.1**
Other	21.0	-20.9	-65.4	-211.3	-22.8	-40.9	15.6	-9.1	-14.7	**-14.6**
Segments total	377.3	-14.7	-757.1	95.8	110.2	23.2	17.1	26.6	26.1	**40.5**
Unrealized gain (loss) on investments in equity securities held for operating purposes	-38.2	-50.2	-23.1	9.4	-16.9	5.4	-10.6	-5.0	1.7	**-3.0**
Effect of consolidation/deconsolidation of certain private equity investee companies	-21.5	-	-	-	-	-	-	-	-	**-**
Total	**318.5**	**-64.9**	**-780.3**	**105.2**	**93.3**	**28.6**	**6.5**	**21.6**	**27.8**	**37.4**

Note:
1. Gain (loss) on investments in equity securities, our share of equity in the earnings (losses) of affiliates, impairment losses on long-lived assets, corporate items and other financial adjustments are included as "Other" operating results outside business segments in our segment information.
2. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.
3. The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ended March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

26

Segment

“Other”

Income (loss) before income taxes

Full year Quarter

(billions of yen) (billions of yen)

40 0 -40 -80 -120 -160 -200 -240

17.8 15.6 -20.9 -9.1 -14.7 -14.6 -22.8 -40.9 -65.4 -211.3

40 0 -40 -80 -120 -160 -200 -240

FY2010.3 FY2011.3

FY2007.3 FY2008.3 FY2009.3 FY2010.3 FY2011.3

4Q 1Q 2Q 3Q 4Q

Net gain (loss) related to economic

hedging transactions -30.0 11.4 28.0 3.3 2.3 2.7 5.2 -6.0 5.2 -2.1

Realized gain on investments in equity securities held for operating purposes 18.1 1.5 -2.4 -3.4 0.2 -3.0 0.3 -0.7 0.4 0.3

Equity in earnings of affiliates 53.2 4.7 -0.7 7.8 9.0 1.6 0.4 2.0 1.4 5.3

Corporate items -11.1 -13.4 -70.5 -83.3 -33.3 -28.1 -2.5 5.5 -15.7 -20.7

Others1 -12.4 -25.1 -19.8 -135.7 -1.0 -14.1 12.2 -9.8 -6.0 2.6

Income (Loss) before income taxes 17.8 -20.9 -65.4 -211.3 -22.8 -40.9 15.6 -9.1 -14.7 -14.6

Q4 loss before income taxes of Y14.6 bn.

“Other” includes fair value gain on own debt of Y13.4bn.

* Businesses not included in the three business divisions (Nomura Trust & Banking, etc.) are included in others.

Note: 1 The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ended March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Note 2: Net income (loss) is net income (loss) before subtracting net income attributable to non-controlling interest. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Note3: Net gain (loss) on trading related to economic hedging transactions was reclassified as “Net gain (loss) related to economic hedging transactions” from the fourth quarter of the fiscal year ended March 2010 and includes net gain (loss) related to economic hedging transactions not included in net gain (loss) on trading. In addition, net gain (loss) on trading from the change in own credit of certain structured notes issued, which was previously classified as “Net gain (loss) on trading related to economic hedging transactions”, has been included in “Others”. The reclassifications of previously reported amounts have been made to conform to the current year presentation.

NOMURA

Retail related data (1)

(billions of yen)	FY2007.3	FY2008.3	FY2009.3	FY2010.3	FY2011.3	FY2010.3	FY2011.3				QoQ	YoY
						4Q	1Q	2Q	3Q	4Q		
Commissions	251.4	225.9	151.0	238.9	244.8	61.0	75.6	50.2	60.2	58.8	-2.3%	-3.5%
Sales credit	96.8	94.2	71.4	63.8	52.8	15.0	12.8	13.8	13.0	13.2	1.5%	-11.9%
Fees from investment banking	24.0	14.9	13.4	33.6	42.3	6.1	9.4	11.2	11.0	10.7	-3.1%	74.3%
Investment trust administration fees and other	47.5	59.7	50.9	47.3	48.5	12.3	12.1	11.8	12.2	12.4	1.5%	0.8%
Net interest revenue	20.4	7.3	5.2	4.7	4.1	1.1	1.0	0.7	1.1	1.2	8.5%	7.1%
Net revenue	440.1	402.0	291.9	388.3	392.4	95.5	111.0	87.8	97.5	96.2	-1.3%	0.8%
Non-interest expenses	279.3	279.7	273.6	274.9	291.2	71.5	73.2	65.0	74.5	78.6	5.5%	9.9%
Income before income taxes	160.9	122.3	18.2	113.4	101.2	24.0	37.7	22.8	23.0	17.7	-23.2%	-26.3%
Domestic distribution volume of investment trusts[1]		9,846.9	6,825.1	9,713.2	9,473.5	2,501.0	2,797.9	2,103.8	2,258.8	2,312.9	2.4%	-7.5%
Bond investment trusts		3,681.8	2,731.6	2,380.1	2,641.8	618.1	697.2	575.6	650.1	718.9	10.6%	16.3%
Stock investment trusts		4,816.1	2,969.3	6,165.7	5,606.9	1,542.6	1,729.1	1,207.4	1,327.4	1,342.9	1.2%	-12.9%
Foreign investment trusts		1,349.0	1,124.2	1,167.4	1,224.8	340.4	371.6	320.8	281.3	251.0	-10.8%	-26.3%
Other												
Accumulated value of annuity insurance policies	990.4	1,205.3	1,413.3	1,609.2	1,697.3	1,609.2	1,633.3	1,652.0	1,675.2	1,697.3	1.3%	5.5%
Sales of JGBs for individual investors (transaction base)	615.2	292.3	109.6	22.2	32.8	2.5	4.9	1.4	10.7	15.8	47.6%	532.8%
Retail foreign currency bond sales	677.1	954.0	867.4	1,080.3	1,565.6	323.9	411.0	437.6	328.7	388.2	18.1%	19.9%

1. Nomura Securities.

28

Retail related data (2)

Stock brokerage commissions and commissions for distribution of investment trusts1

Full year Quarter

(billions of yen) (billions of yen)

180 150 120 90 60 30 0

70 60 50 40 30 20 10 0

FY2010.3 FY2011.3

FY2007.3 FY2008.3 FY2009.3 FY2010.3 FY2011.3 QoQ YoY

4Q 1Q 2Q 3Q 4Q

Stock brokerage commissions

Commissions for distribution of investment trusts

Stock brokerage commissions 98.3 75.1 50.8 55.3 51.0 12.5 13.7 8.7 12.7 15.9 24.9% 27.0%

Commissions for distribution of investment trusts 1 124.7 124.5 79.8 168.8 170.1 42.8 56.7 37.0 40.7 35.7 -12.2% -16.4%

1. Nomura Securities

Retail related data (3)

Retail client assets

Full year Quarter

(trillions of yen)

100 80 60 40 20 0

85.2 72.2 73.5 68.4 68.1 72.3 70.6 59.3

Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Mar. 31, 2010 Jun. 30, 2010 Sep. 30, 2010 Dec. 31, 2010 Mar. 31, 2011

Other

Overseas mutual funds

Bond investment trusts

Stock investment trusts

Domestic bonds

Foreign currency bonds

Equities

Equities 48.5 37.2 28.6 39.2 35.1 34.4 37.8 35.8

Foreign currency bonds1 3.3 2.7 5.5 5.6 5.3 5.6 5.5 5.9

Domestic bonds 2 16.4 16.5 13.0 13.4 13.4 13.1 13.2 12.8

Stock investment trusts 7.4 7.3 5.0 7.3 7.0 7.5 7.9 8.3

Bond investment trusts 4.7 4.4 4.0 4.0 3.9 3.9 4.1 4.1

Overseas mutual funds 2.0 1.7 1.4 1.6 1.5 1.5 1.5 1.5

Other3 2.9 2.5 1.9 2.2 2.2 2.2 2.2 2.3

Total 85.2 72.2 59.3 73.5 68.4 68.1 72.3 70.6

1. Euroyen bonds have been moved from domestic bonds to foreign currency bonds from the third quarter of the fiscal year ended March 31, 2009.

2. Includes CBs and warrants.

3. Includes annuity insurance.

Retail related data (4)

Retail client assets: Net asset inflow1

Full year Quarter

(billions of yen)

8,000 6,000 4,000 2,000 0

5,975 5,279 4,868 4,928 3,942

FY2007.3 FY2008.3 FY2009.3 FY2010.3 FY2011.3

(billions of yen)

6,000 5,000 4,000 3,000 2,000, 1,000 0 -1,000

2,122 1,289 458 72 -213

FY2010.3 FY2011.3

4Q 1Q 2Q 3Q 4Q

1. Retail client assets exclude portion from regional financial institutions.

Note: Net asset inflow = asset inflow - asset outflow.

Retail related data (5)

Number of accounts / IT share1

Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Mar. 31, 2010 Jun. 30, 2010 Sep. 30, 2010 Dec. 30, 2010 Mar. 30, 2011

(thousands)

Accounts with balance 3,953 4,165 4,467 4,883 4,894 4,923 4,930 4,936

Equity holding accounts 1,853 2,027 2,347 2,572 2,697 2,722 2,695 2,695

Nomura Home Trade (online trading accounts) 2,243 2,765 3,095 3,189 3,235 3,277 3,296 3,328

Full year Quarter

FY2010.3 FY2011.3

FY2007.3 FY2008.3 FY2009.3 FY2010.3 FY2011.3

4Q 1Q 2Q 3Q 4Q

New individual accounts (thousands) 417 580 608 336 326 126 93 84 81 69

IT share1

No. of orders 55% 57% 59% 58% 53% 55% 57% 52% 43% 58%

Transaction value 27% 29% 29% 29% 27% 28% 30% 26% 19% 31%

1. IT share is the percentage of trades via Nomura Home Trade and our Telephone Answer service comprising the total of cash stock transactions and kabushiki-mini-toshi (odd lot stock investment).

Asset Management related data (1)

FY2010.3 FY2011.3

FY2007.3 FY2008.3 FY2009.3 FY2010.3 FY2011.3 QoQ YoY

(billions of yen) 4Q 1Q 2Q 3Q 4Q

Net revenue 88.1 88.7 59.8 70.4 80.7 18.0 18.1 19.3 21.4 21.9 2.5% 21.8%

Non-interest expenses 48.7 54.8 52.4 51.8 55.7 13.1 13.2 14.1 14.4 14.0 -3.0% 6.8%

Income before income taxes 39.4 34.0 7.4 18.6 25.1 4.9 4.9 5.2 7.0 7.9 13.8% 61.8%

Note: The defined contribution pension plan business in Asset Management was integrated to other business in the second quarter of the fiscal year ended March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Total assets under management

Full year Quarter

(trillions of yen)

35 30 25 20 15 10 5 0

27.0 25.8 24.1 24.7 23.4 23.3 22.2 20.2

Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Mar. 31, 2010 Jun. 30, 2010 Sep. 30, 2010 Dec. 31, 2010 Mar. 31, 2011

Note: Total assets under management of Nomura Asset Management, Nomura Corporate Research and Asset Management, Nomura Funds Research and Technologies, Nomura Asset Management Deutschland KAG , and Nomura Funds Research and Technologies America, Private Equity Funds Research and Investments. Adjusted for asset overlap amongst group companies. Nomura Funds Research and Technologies America data as of end of February 2011.

NOMURA

Asset Management related data (2)

Nomura Asset Management net assets in investment trusts[1]

(trillions of yen)	Mar. 31, 2007	Mar. 31, 2008	Mar. 31, 2009	Mar. 31, 2010	Jun. 30, 2010	Sep. 30, 2010	Dec. 31, 2010	Mar. 31, 2011
Public stock investment trusts	10.8	9.8	6.5	8.1	7.7	8.7	9.0	**9.4**
Public bond investment trusts	5.8	5.3	4.8	4.8	4.6	4.6	4.9	**4.8**
Privately placed investment trusts	2.2	2.0	1.6	1.7	1.6	1.6	1.7	**1.7**
Investment trusts	18.8	17.2	13.0	14.7	13.9	14.8	15.5	**15.9**

Domestic public investment trust market and Nomura Asset Management market share

(trillions of yen)	Mar. 31, 2007	Mar. 31, 2008	Mar. 31, 2009	Mar. 31, 2010	Jun. 30, 2010	Sep. 30, 2010	Dec. 31, 2010	Mar. 31, 2011
Domestic public stock investment trusts								
Market	59.4	57.7	40.4	52.6	48.6	51.8	**52.5**	**54.2**
Nomura's share (%)	18%	17%	16%	15%	16%	17%	**17%**	**17%**
Domestic public bond investment trusts								
Market	13.2	12.0	11.1	11.1	10.8	10.7	**11.3**	**11.1**
Nomura's share (%)	44%	44%	43%	43%	43%	42%	**43%**	**43%**

Source: Investment Trusts Association, Japan

Nomura Asset Management investment advisory assets[2]

(trillions of yen)	Mar. 31, 2007	Mar. 31, 2008	Mar. 31, 2009	Mar. 31, 2010	Jun. 30, 2010	Sep. 30, 2010	Dec. 31, 2010	Mar. 31, 2011
Domestic investment advisory	3.7	4.6	4.3	4.7	4.4	4.5	4.5	**4.4**
Overseas investment advisory	3.4	2.4	1.7	2.6	2.9	3.7	4.6	**5.3**
Investment advisory	7.1	7.1	6.0	7.3	7.4	8.2	9.1	**9.7**

Nomura Asset Management net asset inflow

(trillions of yen)	Full year					Quarter				
	FY 2007.3	FY 2008.3	FY 2009.3	FY 2010.3	FY 2011.3	FY2010.3	FY2011.3			
						4Q	1Q	2Q	3Q	4Q
Public stock investment trusts	3.8	2.0	0.0	-0.2	1.7	-0.1	0.5	0.8	0.1	**0.3**
Exclude ETF	3.7	1.8	-0.4	0.0	1.7	-0.2	0.6	0.4	0.4	**0.3**
Public bond investment trusts	0.2	-0.5	-0.5	-0.0	0.0	-0.0	-0.2	-0.0	0.3	**-0.1**
Privately placed investment trusts	0.7	0.2	0.1	-0.2	0.0	-0.1	-0.0	-0.0	0.1	**-0.0**
Net asset inflow	4.6	1.7	-0.4	-0.4	1.7	-0.2	0.3	0.7	0.5	**0.3**

1. Based on reporting standards for The Investment Trusts Association, Japan.
2. Based on reporting standards for the Japan Securities Investment Advisers Association.

34

NOMURA

Wholesale related data (1)

Wholesale

(billions of yen)	FY2009.3	FY2010.3	FY2011.3	FY2010.3	FY2011.3				QoQ	YoY
				4Q	1Q	2Q	3Q	4Q		
Global Markets	-157.3	658.4	**518.8**	133.0	96.4	144.4	141.0	**137.0**	**-2.9%**	**3.0%**
Investment Banking	-6.4	131.1	**111.7**	35.5	12.2	19.0	31.1	**49.4**	**58.6%**	**39.3%**
Net revenue	-163.6	789.5	**630.5**	168.4	108.6	163.4	172.2	**186.3**	**8.2%**	**10.6%**
Non-interest expenses	553.7	614.3	**623.8**	133.2	149.8	155.8	161.4	**156.9**	**-2.8%**	**17.8%**
Income (Loss) before income taxes	-717.3	175.2	**6.7**	35.2	-41.1	7.6	10.8	**29.4**	**172.9%**	**-16.4%**

Global Markets

(billions of yen)	FY2009.3	FY2010.3	FY2011.3	FY2010.3	FY2011.3				QoQ	YoY
				4Q	1Q	2Q	3Q	4Q		
Fixed Income	-217.2	308.0	**259.8**	55.6	41.0	77.8	71.7	**69.4**	**-3.3%**	**24.8%**
Equities	98.9	352.8	**227.3**	76.5	46.3	55.2	61.5	**64.3**	**4.5%**	**-15.9%**
Other	-38.9	-2.4	**31.6**	0.9	9.2	11.4	7.8	**3.3**	**-57.7%**	**269.5%**
Net revenue	-157.3	658.4	**518.8**	133.0	96.4	144.4	141.0	**137.0**	**-2.9%**	**3.0%**
Non-interest expenses	417.4	486.4	**499.3**	103.0	122.8	123.2	127.8	**125.5**	**-1.9%**	**21.8%**
Income (Loss) before income taxes	-574.6	172.0	**19.5**	30.0	-26.3	21.1	13.2	**11.5**	**-12.8%**	**-61.6%**

Investment Banking

(billions of yen)	FY2009.3	FY2010.3	FY2011.3	FY2010.3	FY2011.3				QoQ	YoY
				4Q	1Q	2Q	3Q	4Q		
Investment Banking(Gross)	87.6	196.1	**185.0**	43.3	29.0	39.7	61.9	**54.4**	**-12.1%**	**25.7%**
Allocation to other divisions	24.1	77.2	**82.6**	15.4	13.2	18.7	25.6	**25.1**	**-2.1%**	**62.8%**
Investment Banking(Net)	63.5	118.9	**102.4**	27.8	15.8	21.1	36.2	**29.3**	**-19.2%**	**5.1%**
Other	-69.9	12.2	**9.4**	7.6	-3.6	-2.0	-5.1	**20.1**	**-**	**164.2%**
Net revenue	-6.4	131.1	**111.7**	35.5	12.2	19.0	31.1	**49.4**	**58.6%**	**39.3%**
Non-interest expenses	136.3	127.9	**124.5**	30.2	27.0	32.5	33.5	**31.5**	**-6.2%**	**4.1%**
Income (Loss) before income taxes	-142.7	3.2	**-12.8**	5.2	-14.8	-13.5	-2.4	**17.9**	**-**	**242.7%**

35

Wholesale related data (2)

Private equity related investments

Full year Quarter

(billions of yen)

600 500 400 300 200 100 0

543.4 381.4 366.3 370.0 347.1 356.1 337.7 327.7 254.9 250.9 231.2 235.5 243.6 230.6 210.9 202.7

Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Mar. 31, 2010 Jun. 30, 2010 Sep. 30, 2010 Dec. 31, 2010 Mar. 31, 2011

Total Terra Firma Asia

Europe (excluding Terra Firma) Japan

Sub Total

Japan 195.5 169.5 191.7 186.9 186.0 195.7 195.5 165.9

Europe (excluding Terra Firma) 35.7 41.4 60.0 60.4 46.5 45.0 32.3 33.5

Asia - - 3.2 3.6 3.0 2.9 2.8 3.3

Sub Total 231.2 210.9 254.9 250.9 235.5 243.6 230.6 202.7

Terra Firma 312.2 170.5 111.4 119.2 111.7 112.5 107.2 125.0

Total 543.4 381.4 366.3 370.0 347.1 356.1 337.7 327.7

Note: Amount of exposure in Japan is total of Nomura Principal Finance (NPF), Nomura Financial Partners (NFP), Nomura Research & Advisory (NR&A) and others. Amount of exposure in Europe (excluding Terra Firma) is total of Private Equity Group (PEG), Nomura Phase4 Ventures (NPV) and others.

Number of employees

Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Mar.31,2010 Jun.30,2010 Sep.30,2010 Dec.31,2010 Mar. 31,2011

Japan (excluding FA)1 10,667 11,561 12,929 12,857 13,370 13,259 13,021 12,829

Japan (FA)2 2,174 2,377 2,391 2,196 2,184 2,142 2,113 2,089

Europe 1,791 1,956 4,294 4,369 4,499 4,471 4,427 4,353

Americas 1,322 1,063 1,079 1,781 1,941 2,186 2,275 2,348

Asia-Pacific3 900 1,070 4,933 5,171 5,399 5,371 5,379 5,252

Total 16,854 18,026 25,626 26,374 27,393 27,429 27,215 26,871

1. Excludes employees of private equity investee companies.

2. Figures up to March 2008 include savings advisors.

3. Includes Powai office in India.

Note: Headcount figures have been reclassified to include certain contract employees since September 2007. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Nomura Holdings, Inc.

www.nomura.com